UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate be check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated March 16, 2011, entitled “VIRYANET REPORTS FOUTH FISCAL QUARTER AND FULL-YEAR 2010 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date: March 16, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on March 16, 2011, entitled “VIRYANET REPORTS FOUTH FISCAL QUARTER AND FULL-YEAR 2010 RESULTS”

VIRYANET REPORTS FOUTH FISCAL QUARTER AND FULL-YEAR 2010 RESULTS

Quarterly Revenues Up 10%, License Revenues Double

Reports 7% Year-Over-Year Increase in Revenues and 35% Year-Over-Year Increase in Net Income for the

Fiscal Year of 2010

Southborough, MA, March 16, 2011 - ViryaNet Limited (OTCQB: VRYAF) (“ViryaNet” or the “Company”), a leading provider of software solutions that optimize the planning, execution & monitoring of service processes for mobile field service workforces, announced financial results for the fourth quarter and full-year 2010.

For the fourth quarter ended December 31, 2010, ViryaNet reported revenues of $2.7 million, a 9.8% increase compared to the same period in 2009. Income from operations for the fourth quarter of 2010 was $174,000, similar to the income from operations in the corresponding period in 2009. Net income for the fourth quarter of 2010 was $108,000, or basic and diluted earnings per share of $0.03, compared to net income of $144,000, or basic and diluted earnings per share of $0.05 for the corresponding period in 2009. Software license revenues for the fourth quarter of 2010 were $375,000, compared to $177,000 recorded in the fourth quarter of 2009, an increase of 112%. Maintenance and services revenues were $2.3 million in the fourth quarter of 2010, slightly higher than $2.2 million in the fourth quarter of 2009.

For the fiscal year ended December 31, 2010, ViryaNet reported revenues of $11.1 million, a 6.7% increase compared to $10.4 million for the fiscal year 2009. Net income for the fiscal year 2010 was $669,000, compared to net income of $496,000 in the corresponding period in 2009, an increase of 34.9%.

The Company’s cash balances on December 31, 2010 were $97,000, compared to $156,000 on December 31, 2009. The Company’s short-term and long-term bank debt balance was reduced, from $1.7 million on December 31, 2009 to $1.4 million on December 31, 2010. During 2010, the Company received from Bank Hapoalim a waiver of the Company’s bank covenants for fiscal year 2010 and for the first quarter of 2011. The Company intends to request from the bank an extension of this waiver through the end of 2011.

The Days Sales Outstanding (DSO) for the Company in the fourth quarter of 2010 was 37 days.

“We are very pleased with the Company’s continued momentum of growing the business while significantly increasing the net income.” stated Memy Ish-Shalom, CEO of ViryaNet.

“During 2010 we have seen continued success through our channel partners’ strategy, including new wins by 3 different partners (GE, Vodafone and Vertex). We continued to maintain strong relationships with our customer base as reflected in new and significant license deals, and we made headway in setting the standard for time-to-benefit by embedding industry best practices and utilizing innovative technologies like ViryaNet BPM Blueprint for Mobile Workforce ManagementTM and ViryaNet Smart Meter Solution. We look forward to continuing to improve on our performance throughout 2011,” concluded Memy.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, North America’s largest auto insurer and 5 of the top 10 Australian water utilities as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Southborough, MA, ViryaNet has additional offices in the United States, Israel and Australia.

For more information visit our website, our blog, or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include risks related to market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the Company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed with the Securities and Exchange Commission on July 15, 2010, and in other reports filed by ViryaNet from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:

Aviram Hinenzon

ViryaNet, Ltd

508-490-8600, ext 3025

Aviram.Hinenzon@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010
Assets

CURRENT ASSETS:
Cash and cash equivalents	$156	$97
Trade receivables	547	1,066
Other accounts receivable and prepaid expenses	97	200

Total current assets	800	1,363

NON-CURRENT ASSETS:
Severance pay fund	912	1,018
Other	60	20

Total non-current assets	972	1,038

PROPERTY AND EQUIPMENT, net	89	106

GOODWILL	7,169	7,253

OTHER INTANGIBLE ASSETS, net
Customer relationship	138	—
Other	73	—

Total intangible assets	7,380	7,253

Total assets	$9,241	$9,760

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2010

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$380	$288
Current maturities of long-term bank loans	400	500
Trade payables	530	386
Deferred revenues	2,961	3,356
Other accounts payable and accrued expenses	2,061	1,872
Convertible debt	—	517
Loan from related party	79	79

Total current liabilities	6,411	6,998

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	889	589
Long-term convertible debt	530	—
Long-term deferred revenues	641	317
Accrued severance pay	1,376	1,499

Total long-term liabilities	3,436	2,405

SHAREHOLDERS’ EQUITY (DEFICIT):
Share capital	3,961	4,350
Additional paid-in capital	116,603	116,456
Accumulated other comprehensive income	3	55
Accumulated deficit	(121,173)	(120,504)

Total shareholders’ equity (deficit)	(606)	357

Total liabilities and shareholders’ equity	$9,241	$9,760

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31		Year ended December 31
	2009	2010	2009	2010

REVENUES:
Software licenses	$177	$375	$1,508	$1,648
Maintenance and services	2,239	2,278	8,919	9,472

Total revenues	2,416	2,653	10,427	11,120

COST OF REVENUES:

Software licenses	43	6	206	142
Maintenance and services	951	1,124	3,967	4,340

Total cost of revenues	994	1,130	4,173	4,482

GROSS PROFIT	1,422	1,523	6,254	6,638

OPERATING EXPENSES:

Research and development	211	302	1,076	1,068
Selling and marketing	584	671	2,700	2,920
General and administrative	456	376	1,822	1,739

Total operating expenses	1,251	1,349	5,598	5,727

INCOME FROM OPERATIONS	171	174	656	911
FINANCIAL EXPENSES, net	27	66	160	242

NET INCOME	$144	$108	$496	$669

BASIS NET EARNINGS PER SHARE	$0.05	$0.03	$0.16	$0.19

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF BASIC NET EARNINGS PER SHARE	3,212,098	3,534,701	3,176,831	3,467,302

DILUTED NET EARNINGS PER SHARE	$0.04	$0.03	$0.14	$0.17

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF DILUTED NET EARNINGS PER SHARE	3,575,734	3,951,724	3,540,467	3,884,201